EXHIBIT 2.2   BUSINESS COMBINATION AGREEMENT

January 5, 1995

VIA FACSIMILE TRANSMISSION
Canstar Sports Inc.
5705 Ferrier Street
Suite 200
Montreal, Quebec
Canada
H4P 1N3

Dear Sirs:

     We refer to the offer (the "Offer") to be made by NIKE Acquisition Inc. (the "Offeror"), a wholly-owned Subsidiary of NIKE, Inc. ("NIKE"), to purchase the outstanding common shares ("Common Shares") of Canstar Sports Inc. ("Canstar") which is to be set forth in an offer to purchase and accompanying circular (collectively, the "Offering Circular") to be mailed to shareholders of Canstar.

     References to the "Lock-Up Agreement" in this letter mean the letter agreement dated December 14, 1994 among NIKE and Mr. and Mrs. Icaro Olivieri, 161709 Canada Inc., 101028 Canada Ltee., Norcim Holdings B.V., 161578 Canada Inc. and Siminvest S.A. (collectively the "Selling Shareholders"), and references to the "Conditions to the Offer" mean the conditions set out in Schedule A to the Lock-up Agreement. This letter (the "Agreement") constitutes the "Business Combination Agreement" referred to in the Lock-up Agreement, the entering into of which is a condition to the Offeror taking up and paying for the Common Shares deposited under the Offer.

     The capitalized terms set forth below shall, for the purposes of this Agreement and the Schedules, have the following meanings:

          "Audited Financial Statements" means the consolidated balance sheet of Canstar and each of its Subsidiaries as at December 31, 1993 and the accompanying consolidated statements of income and retained earnings and changes in financial position for the year then ended, prepared in accordance with generally accepted accounting principles applied on a consistent basis, including the notes thereto, and the report of the auditors of Canstar thereon;

          "Audited Statements Date" means December 31, 1993;

          "Charge" means any security interest, lien, charge, pledge, encumbrance, mortgage, adverse claim or title retention agreement of any nature or kind;

          "Expiry Time" means the expiry time of the Offer as will be set forth in the Offering Circular, as the same may be amended from time to time;

          "Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity, however designated or constituted;

          "Subsidiaries" has the meaning attributed to such term in the Canada Business Corporations Act as in effect on the date hereof;

          "Tax" and "Taxes" mean any federal, provincial, state, local or foreign income, excise, gross receipts, license, payroll, employment, severance, stamp, occupation, premium, windfall profits, environmental, capital stock, capital, franchise, profits, withholding, social security, government pension plan, unemployment, health, disability, real property, personal property, sales, use, transfer, registration, customs, duties, value added, alternative or add-on minimum, or other, tax, charge, levy or assessment of any kind whatsoever, including any interest, penalty, fines or addition thereto, whether disputed or not; and

          "Unaudited Financial Statements" means the consolidated balance sheet of Canstar and each of its Subsidiaries as at September 30, 1994 and the accompanying consolidated statements of operations and changes in financial position for the nine months then ended.

1.     Covenants of NIKE

       1.1 Amendments of the Offer - In consideration of the covenants of Canstar contained in this Agreement, NIKE will cause the Offeror not to amend the terms or conditions of the Offer except, if determined appropriate at any time by NIKE, to increase the consideration payable thereunder or to extend the Expiry Time, which may be extended by the Offeror subject to and in accordance with the Lock-Up Agreement.

       1.2 Employees of Canstar - NIKE agrees that employees of Canstar or its Subsidiaries who become employees of NIKE or any of its affiliates (including Canstar and its Subsidiaries following the acquisition by the Offeror) will initially be paid salaries not less than those which currently apply and will participate in comparable bonus, commission and benefits programs, and that all service with Canstar or its Subsidiaries will be deemed service with NIKE or such affiliate, as the case may be. Employees of Canstar who are currently participants in Canstar's executive stock option plan will, after one year following the first date of take-up and payment for Common Shares under the Offer, be eligible for participation in NIKE's stock option plans on a basis consistent with NIKE's allocation of stock options for executives.

2.     Covenants of Canstar

       2.1 Ordinary Course of Business - Canstar agrees that, except with the prior approval of NIKE, which approval will not be unreasonably withheld, during the period from the date hereof until the completion of the Offer or the termination of this Agreement, whichever is earlier, the business and affairs of Canstar and its Subsidiaries shall be operated in the ordinary course in substantially the same manner as heretofore conducted and, in furtherance of the foregoing:

               (a)     Canstar will not, and Canstar will
cause its Subsidiaries not to, split, combine or re-classify the Common Shares or any other outstanding securities, declare or pay any dividends on (other than a regular quarterly cash dividend of $0.05 per Common Share payable no earlier than February 28, 1995 to shareholders of record no earlier than February 15, 1995) or make other distributions or payments (whether in cash, stock, securities or property or any combination thereof) in respect of the Common Shares or any other outstanding securities or take or authorize any action in order to implement any of the foregoing;

               (b)     Canstar will not, and Canstar will
cause its Subsidiaries not to, amend or authorize any amendments to their respective articles or by-laws or similar constituent documents;

               (c)     Canstar will not, and Canstar will
cause its Subsidiaries not to, reserve, set aside, issue, authorize or propose or commit to the issuance (whether through the allotment, reservation or issuance of or granting options, warrants, commitments, subscriptions, rights to purchase or otherwise) of any securities of Canstar (or the relevant Subsidiary, as the case may be) including any Common Shares or securities convertible into or exchangeable for, or rights, warrants or options to acquire, any Common Shares (other than the issuance of Common Shares pursuant to the exercise of options to purchase Common Shares outstanding as of the date hereof);

               (d)     Canstar will not, and will cause its
Subsidiaries not to, acquire or agree to acquire, by amalgamating, merging, consolidating or entering into a business combination with or purchasing or leasing substantially all of the assets or otherwise of, any business or undertaking or any corporation, partnership, association or other business organization or division thereof except for transactions which individually or in the aggregate are not material to Canstar and its Subsidiaries taken as a whole;

               (e)     Canstar will not, and will cause its
Subsidiaries not to, sell, lease, transfer, mortgage or otherwise dispose of or encumber any of its property or assets, real or personal, that, individually or in the aggregate, are material to Canstar and its Subsidiaries taken as a whole except in the ordinary course of business consistent with past practice;

               (f)     other than short term borrowings in
the ordinary course of business not exceeding existing bank line limits, Canstar will not, and will cause its Subsidiaries not to, incur indebtedness to third parties for borrowed money or assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any Person (other than a Subsidiary) or issue or sell any debt security;

               (g)     Canstar will not, and will cause its
Subsidiaries not to, grant to any executive officers of Canstar or any of its Subsidiaries any increase in compensation or in severance or termination pay, or enter into any employment agreement with any executive officer of Canstar or any of its Subsidiaries except (i) as may be required under employment and termination agreements in effect as of the date hereof, (ii) for compensation increases in the ordinary course of business consistent with past practice, or (iii) amendments to stock option, stock purchase or similar plans to ensure that Common Shares issuable or held pursuant to such plans may be deposited pursuant to the Offer or the Persons entitled to Common Shares under such plans will otherwise receive the benefit of the Offer;

              (h)     except as otherwise contemplated
hereby and in the ordinary course of business, Canstar will not, and will not permit any of its Subsidiaries to, enter into, amend (except for amendments which are not material) or terminate any existing agreements, covenants or contracts which, individually or in the aggregate, are material to Canstar and its Subsidiaries taken as a whole;

              (i)     Canstar shall (i) advise us, as soon
as practicable, of any matter which comes to its attention which might constitute a "material change" (within the meaning of the Securities Act (Ontario)) in the affairs of Canstar and its Subsidiaries taken as a whole; and (ii) advise us periodically of any matter which comes to its attention which would have been disclosed in the representations and warranties, attached as Schedule A to this Agreement, had the matter occurred as of the date of this Agreement;

              (j)     Canstar will, and will cause its
Subsidiaries to participate and co-operate in all reasonable respects with us and use all reasonable efforts to assist us to obtain such consents, permits and regulatory approvals as may be necessary or desirable in connection with the completion of the transactions contemplated by this Agreement and the Offer;

              (k) Canstar will not, and will cause each of its Subsidiaries not to, resolve that it be wound up (except for a transaction which is an ordinary course of business for Canstar and its Subsidiaries, taken as a whole, to which we have given our previous written consent, which consent will not be unreasonably withheld) or appoint or agree to the appointment of a liquidator, receiver or trustee in bankruptcy for it or consent to an order by a court for its winding up or dissolution;

              (l)     Canstar shall give us prompt notice of
(i) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default, received by Canstar or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Expiry Time, under any agreement, indenture or instrument which is material to the businesses, operations or financial condition of Canstar and its Subsidiaries, taken as a whole, to which Canstar or any of its Subsidiaries is a party or is subject and (ii) any material adverse change in the businesses, operations or financial condition of Canstar and its Subsidiaries, taken as a whole or the occurrence of any event which, so far as reasonably can be foreseen at the time of its occurrence, in Canstar's judgment, acting reasonably, would result in any such change. Canstar shall give prompt notice to NIKE of any notice or other communication from any Person (other than a party to this Agreement) alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, the Offer, the Offering Circular and the Lock-Up Agreement;

              (m)     Canstar shall use its best efforts to
cause the exercise of all options issued and outstanding under its employee stock option plans, prior to the Expiry
Time, including taking all such steps as may be required to ensure that all unvested outstanding options shall have vested prior to the Expiry Time; and

              (n)     Canstar and its Subsidiaries taken as
a whole shall not make any capital expenditure which expenditure is inconsistent with the information previously disclosed by Canstar to NIKE as set out in Schedule B, except for capital expenditures Canstar or any of its Subsidiaries is obligated to make pursuant to agreements in existence at the date hereof.

     2.2 Due Diligence Review - Canstar will permit NIKE and its authorized representatives to have reasonable access during normal business hours to all of Canstar's and its Subsidiaries' personnel, assets, properties, books, records, agreements and commitments and all material information with respect to Canstar and its Subsidiaries as NIKE and its authorized representatives may reasonably request.

     2.3 Directors' Circular - It shall be a condition of NIKE's obligation to make the Offer that a directors' circular be issued by Canstar which recommends to shareholders of Canstar that they accept the Offer, which circular shall comply with applicable laws.

     2.4 Change of Recommendation - NIKE acknowledges that the board of directors of Canstar reserves the right to vary or change its recommendation to the shareholders of Canstar in the event that: (i) an offer or proposal to acquire Common Shares at a consideration which is financially superior to that provided under the Offer is made after the date hereof; and (ii) the board of directors of Canstar have been advised in writing by Canstar's outside special counsel, Davies Ward & Beck, that its fiduciary obligations require such variation or change in its recommendation and a copy of such written advice is immediately provided to us.

     2.5 No Solicitation. - Except in connection with a transaction contemplated in paragraph 2.1, neither Canstar nor any of its Subsidiaries, nor any of their respective directors, officers, employees, representatives or agents, shall, directly or indirectly: (i) solicit, initiate or knowingly encourage the initiation of inquiries or proposals of offers from any Person or Persons acting jointly or in concert as defined in subsection 91(1) of the Securities Act (Ontario) (such joint actors being hereinafter referred to as a "Group") (other than NIKE and its affiliates) concerning any sale of assets or shares of Canstar or any of its Subsidiaries, or any amalgamation, merger, consolidation or similar transaction, or any sale, lease, exchange or transfer or any similar transaction, or any reorganization, recapitalization, liquidation or winding-up of or similar transaction, involving Canstar or any Subsidiary or division of Canstar; or (ii) provide any confidential information to, participate in any discussions or negotiations relating to any such transaction with, or otherwise cooperate with or assist or participate in any effort to take such action by, any Person or Group; provided that Canstar may take an action otherwise prohibited by clause (ii) if it is advised in writing by Canstar's outside special counsel, Davies Ward & Beck, that the fiduciary obligations of Canstar's board of directors require such action and a copy of such written advice is immediately provided to NIKE. Canstar shall immediately advise NIKE if any such proposal or offer, or any inquiry or contact with any Person or Group with respect thereto, is made.

     2.6 Fees and Expenses. - All fees, costs and expenses incurred in connection with this Agreement, the Offer, the Offering Circular and the Lock-Up Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such cost or expense; provided, however, Canstar shall be permitted to bear the expenses of the Selling Shareholders (other than Mr. and Mrs. Olivieri) in connection with the Lock-Up Agreement and the transactions contemplated thereby subject to the limitation that all of the expenses of the Selling Shareholders to be borne by Canstar, together with Canstar's own expenses in connection with this Agreement and the transactions contemplated hereby, shall not exceed Cdn. $2,500,000. All such expenses paid by Canstar shall be reasonable and shall be documented in a manner satisfactory to NIKE, acting reasonably. Notwithstanding the foregoing, Canstar shall be obligated to pay to NIKE all fees, costs and expenses reasonably incurred by NIKE, and documented in a manner satisfactory to Canstar, acting reasonably, in connection with this Agreement, the Offer, the Offering Circular and the Lock-Up Agreement and the transactions contemplated hereby and thereby if:

          (i) this Agreement is terminated by NIKE pursuant to Section 5.3 hereof by reason of any of the Conditions to the Offer set forth in clauses 3, 9, 10 or 11 of Schedule A to the Lock-Up Agreement not having been satisfied by the Expiry Time;

         (ii) any Person or Group (other than NIKE and its affiliates) acquires 20% or more of the outstanding Common Shares of Canstar on a fully diluted basis (A) during the period that this Agreement is in effect or (B) within four months after the termination of this Agreement by Canstar pursuant to paragraph 5.2 hereof, or by NIKE pursuant to paragraph 5.4 hereof, if the Common Shares are acquired at a price of at least Cdn.$27.50 per share in cash or other consideration having a value of at least Cdn.$27.50;

        (iii)  (A) prior to the termination of this
Agreement by Canstar pursuant to paragraph 5.2 or paragraph
5.4 hereof, the board of directors of Canstar exercises its right pursuant to paragraph 2.4 hereof to vary or change its recommendation to the shareholders of Canstar with respect to the Offer, and (B) no Common Shares are taken up under the Offer; or

         (iv) during the period that this Agreement is in effect or within four months after the termination of this Agreement by NIKE pursuant to paragraph 5.4, Canstar enters into an agreement providing for the amalgamation, merger or consolidation or similar transaction of Canstar with or into any Person (other than NIKE and its affiliates) or the sale, lease, exchange or transfer or any similar transaction of a material portion of the assets of Canstar and its Subsidiaries taken as a whole to any Person or Group (other than NIKE and its affiliates) or any reorganization, recapitalization, liquidation or winding-up of or similar transaction involving Canstar or its Subsidiaries other than a transaction permitted by paragraph 2.1 (the parties hereto acknowledge that the inclusion of this clause shall not be deemed to permit Canstar to enter into such an agreement, subject to its rights to terminate this Agreement as provided in paragraphs 5.2 and 5.4 hereof).

Provided in any case that the payments in clauses (i)-(iv), above, shall not be made if NIKE shall have breached, in any material respect, any of its material obligations hereunder or under the Lock-up Agreement. Any payments to be made by Canstar to NIKE on account of NIKE's fees, costs and expenses shall be made two business days following NIKE providing to Canstar a certificate of NIKE's Vice-President and Chief Financial Officer as to the amount of such fees, charges and expenses.

     2.7 Subsequent Acquisition - If NIKE acquires control of Canstar pursuant to the Offer, Canstar will assist
NIKE in acquiring 100% of the Common Shares of Canstar by way of a subsequent acquisition transaction as described in the Offering Circular.

3.     Further Assurances

     3.1 NIKE and Canstar hereby agree that each will promptly furnish to the other such further documents and take or cause to be taken such further actions as may be reasonably required in order to implement the terms of this Agreement and that each will execute and deliver such instruments and documents as the other may reasonably require in order to carry out the intent of this Agreement. Additionally, Canstar shall make available to NIKE and its representatives access to such financial and other information as may reasonably be required to: (i) facilitate filing of applications for requisite regulatory approvals;
(ii) comply with continuous disclosure obligations of NIKE under applicable securities laws; or (iii) otherwise comply with applicable laws.

4.     Representations and Warranties

     4.1     By NIKE - NIKE represents and warrants to
Canstar that, as of the date hereof:

             (a)     Incorporation - Each of NIKE and the
Offeror are corporations duly incorporated and validly existing under their respective jurisdictions of incorporation.

             (b)     Authority - Each of NIKE and the
Offeror has the corporate power and authority to enter into this Agreement, to make the Offer, as applicable, and to carry out the transactions contemplated hereby and by the Offer. The execution and delivery of this Agreement by NIKE and the consummation of the transactions contemplated hereby and by the Offer have been duly and validly authorized by all necessary corporate action by NIKE and the Offeror, as applicable. This Agreement has been duly executed and delivered by NIKE and constitutes a legal, valid and binding obligation of NIKE.

             (c)     No Contravention - None of the
execution and delivery of this Agreement by NIKE, the making of the Offer, the consummation of the transactions contemplated hereby and by the Offer and compliance with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the incorporating documents and by-laws of NIKE or the Offeror, as applicable, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which NIKE or any of its Subsidiaries (including, without limitation, the Offeror) is a party or by which any of them or any of their properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to NIKE or any of its Subsidiaries (including, without limitation, the Offeror) or any of their properties or assets, except in the case of violations, breaches or defaults which would not have a material adverse effect on the business, operations or financial condition of NIKE and its Subsidiaries, taken as a whole.

          (d) Available Funds - NIKE has available funds necessary to satisfy the obligations of the Offeror to purchase the Common Shares pursuant to the Offer and will ensure that such funds are provided to the Offeror on a timely basis in order to permit it to purchase such shares.

     4.2     By Canstar - Canstar represents and warrants to
NIKE that, as of the date hereof, each of the representations and warranties made by it in Schedule A is true and correct.

5.     Termination and Abandonment

     5.1     Mutual Consent - This Agreement may be
terminated and abandoned at any time before the "Closing
Date" (as defined in the Lock-Up Agreement) by the mutual consent, in writing, of both parties.

     5.2 By Canstar - Canstar may terminate its obligations under this Agreement (i) if the Offeror shall not have taken up all Common Shares in accordance with the terms of the Offer (as the same may be further amended or extended from time to time in compliance with paragraph 1.1) and satisfied its other purchase obligations under the Lock-up Agreement by 4:30 p.m. (Pacific Standard Time) on February 16, 1995 (or such later date to which the Offer may be extended, subject to and in accordance with the Lock-Up Agreement); or (ii) at any time which is at least six calendar days after the public announcement of a competing proposal which Canstar's board of directors determines in the exercise of its fiduciary obligations is more favourable to Canstar's shareholders than the Offer, as the same may be further amended prior to the expiry of such six-day period.

     5.3 By NIKE - NIKE may terminate its obligations under this Agreement if (i) any of the Conditions to the Offer shall not have been satisfied or waived by 4:30 p.m. (Pacific Standard Time) on February 9, 1995 (unless the Offer is extended to a later date subject to and in accordance with the Lock-Up Agreement in which case the relevant time shall be the same time on the date to which the Offer is extended); or (ii) Canstar or one of its Subsidiaries has been unable to enter into an employment agreement on terms satisfactory to NIKE, acting reasonably, with Pierre Boivin, President of Canstar, prior to the Expiry Time; or (iii) an omission to state a fact or combination of facts in response to the representations contained in Schedule A hereto which, in the reasonable opinion of NIKE, materially adversely affects the business, operations or financial condition of Canstar and its Subsidiaries, taken as a whole.

     5.4 Material Default - Either party may terminate its obligations under this Agreement if the other party is in default of any material obligation under this Agreement.

6.     General

     6.1 Amendments, etc. - This Agreement may be modified and any of the terms, covenants, representations, warranties or conditions hereof may be waived, but only by written instrument executed by each of NIKE and Canstar; provided, however, that a party may in its discretion waive a condition herein which is solely for its benefit without the consent of the other. No waiver in any one or more instances of rights pursuant hereto shall be deemed to be a further or continuing waiver of any condition or any breach of any other term, covenant, representation or warranty in this Agreement.

     6.2 Entire Agreement - This Agreement (including the schedules and exhibits attached hereto or delivered in connection with this Agreement), together with the Confidentiality Agreement between the Parties dated November 10, 1994, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements or understandings with respect thereto.

     6.3 Confidentiality - No public announcement concerning this Agreement shall be made by a party hereto without the consent of the other or except as may be required by law.

     6.4 Binding Effect - This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the parties hereto and their respective successors. This Agreement shall not be assignable by either party without the express written consent of the other.

     6.5 Time of Essence - Time shall be of the essence of this Agreement.

     6.6 Remedies - Canstar acknowledges that NIKE will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Canstar that are contained in this Agreement. It is accordingly agreed that, in addition to any other remedies that may be available to NIKE upon the breach by Canstar or any of its Subsidiaries of such covenants and agreements, NIKE will have the right, without the necessity of posting bond or security in connection therewith, to obtain injunctive relief to restrain any breach or threatened breach of such covenants or agreements or otherwise to obtain specific performance of any of such covenants or agreements.

     6.7 Notice - Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered or sent by telecopier or facsimile transmission:

if to Canstar, to Canstar Sports Inc.;
5705 Ferrier Street
Suite 200
Montreal, Quebec
Canada
H4P 1N3

Attention:  Mr. I. Olivieri
Fax:  (514) 738-5178

with a copy to each of:
Sweibel, Novek
3449 avenue du Musee
Montreal, Quebec
Canada
H3G 2C8

Attention:  Sydney Sweibel
Fax:  (514) 849-1176

- - and -
Davies Ward & Beck
44th Floor
1 First Canadian Place
P.O. Box 63
Toronto, Ontario
Canada
M5X 1B1
_
Attention:  Kevin Thomson
Fax:  (416) 863-0871

if to NIKE, to NIKE, Inc.;
One Bowerman Drive
Beaverton, Oregon  97005
U.S.A.

Attention:  Lindsay Stewart
Fax:  (503) 644-6655
with a copy to each of:
Tonkon, Torp, Galen, Marmaduke & Booth
1600 Pioneer Tower
888 S.W. Fifth Avenue
Portland, OR  97204
U.S.A.

Attention:  Brian Booth
Fax:  (503) 274-8779
- - and -
Tory Tory DesLauriers & Binnington
Suite 3000, Aetna Tower
P.O. Box 270
Toronto-Dominion Centre
Toronto, Ontario
Canada
M5K 1N2

Attention:  Gordon Coleman
Fax:  (416) 865-7380
_
or at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section and if so given shall be deemed to have been received on the date of such delivery or sending.

     6.8 Governing Law - This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

     6.9 Counterparts - This Agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of the counterparts may be effected by means of facsimile transmission from us to you and from you to us.

Yours very truly,
NIKE, Inc.
By:
Lindsay D. Stewart

We hereby accept the foregoing this 5th day of January, 1995.

CANSTAR SPORTS INC.
By:

By: